OMB APPROVAL
OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden
hours per response	11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AthenaHealth, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

04685W 10 3

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

Amendment No. 1 to Schedule 13G

Item 1	(a).	Name of Issuer:

AthenaHealth, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

311 Arsenal Street, Watertown, Massachusetts 02472

Item 2	(a).	Names of Persons Filing:

(1) Cardinal Health Partners, L.P. (“Fund I”); (2) Cardinal Health Partners Management, LLC, general partner of Fund I (the “Fund I GP”); (3) CHP II, L.P. (“Fund II”); (4) CHP II Management LLC, general partner of Fund II (the “Fund II GP”); (5) John K. Clarke, managing member of the Fund I GP and the Fund II GP; (6) Brandon H. Hull, managing member of the Fund I GP and the Fund II GP; (7) John J. Park, managing member of the Fund I GP and the Fund II GP; and (8) Lisa M. Skeete Tatum, managing member of the Fund I GP and the Fund II GP. The persons and entities named in this Item 2(a) are referred to individually as a “Filing Person” and collectively as the “Filing Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of each of the Filing Persons is c/o Cardinal Partners, 230 Nassau Street, Princeton, New Jersey 08542.

Item 2	(c).	Citizenship:

Each of Fund I and Fund II is a limited partnership organized under the laws of the State of Delaware. Each of the Fund I GP and the Fund II GP is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Clarke, Hull and Park and Ms. Tatum is a United States citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

04685W 10 3

Page 2 of 5 Pages

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

All other items reported in the Schedule 13G dated as of February 11, 2008 and filed on behalf of the Filing Persons with respect to the Common Stock of AthenaHealth, Inc. remain unchanged.

Page 3 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 12, 2009

CARDINAL HEALTH PARTNERS, L.P.		CARDINAL HEALTH PARTNERS MANAGEMENT, LLC

By:	Cardinal Health Partners Management,
LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park		John J. Park
	Managing Member		Managing Member

CHP II, L.P.		CHP II MANAGEMENT LLC

By:	CHP II Management LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park		John J. Park
	Managing Member		Managing Member

*		*
John K. Clarke		Brandon H. Hull

/s/ John J. Park		*
John J. Park		Lisa M. Skeete Tatum

*	The undersigned attorney-in-fact, by signing his name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Powers of Attorney filed hereto as Exhibit 2.

/s/ John J. Park
John J. Park
Attorney-in-Fact

Page 4 of 5 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of AthenaHealth, Inc.

EXECUTED as a sealed instrument this 12th day of February, 2009.

CARDINAL HEALTH PARTNERS, L.P.		CARDINAL HEALTH PARTNERS MANAGEMENT, LLC

By:	Cardinal Health Partners Management, LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park		John J. Park
	Managing Member		Managing Member

CHP II, L.P.		CHP II MANAGEMENT LLC

By:	CHP II Management LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park		John J. Park
	Managing Member		Managing Member

*		*
John K. Clarke		Brandon H. Hull

/s/ John J. Park		*
John J. Park		Lisa M. Skeete Tatum

*	The undersigned attorney-in-fact, by signing his name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Powers of Attorney filed hereto as Exhibit 2.

/s/ John J. Park
John J. Park
Attorney-in-Fact

Page 5 of 5 Pages

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John J. Park, Andrew E. Taylor, Jr. and Matthew J. Andrus, and any one of them acting singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign for such person and in such person’s name, place and stead, in any and all capacities (until revoked in writing), any and all instruments, certificates and documents required to be executed on behalf of himself or herself as an individual or in his or her capacity as a managing member or general partner of any partnership, as the case may be, pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of February 11, 2008.

Signature:	/s/ John K. Clarke
Name:	John K. Clarke

Signature:	/s/ Brandon H. Hull
Name:	Brandon H. Hull

Signature:	/s/ Lisa M. Skeete Tatum
Name:	Lisa M. Skeete Tatum

Exhibit 3

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints John K. Clarke, Andrew E. Taylor, Jr. and Matthew J. Andrus, and any one of them acting singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign for the undersigned and in the undersigned’s name, place and stead, in any and all capacities (until revoked in writing), any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a managing member or general partner of any partnership, as the case may be, pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as the undersigned might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of February 11, 2008.

Signature:	/s/ John J. Park
Name:	John J. Park